Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555


FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services tomarket; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista has filed a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus. Covista, its directors, executive officers and certain members of management and employees may be
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soliciting proxies from Covista's shareholders in favor of the issuance of
Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The communication filed herewith is a December 14, 2001 press release of Covista announcing Covista's results for the third quarter of 2001 and the nine months ended October 31, 2001.

FOR IMMEDIATE RELEASE

For more information, contact:      Thomas P. Gunning (973) 812-1100
                                    Tom.Gunning@covista.com
                                    www.covista.com

             COVISTA COMMUNICATIONS, INC., RELEASES RESULTS
           FOR THIRD QUARTER AND NINE MONTHS ENDED OCTOBER 31, 2001

LITTLE FALLS, New Jersey, December 14, 2001 - Covista Communications, Inc. (NASDAQ Symbol: CVST), today announced results for its third fiscal quarter and nine months ended October 31, 2001.

Revenues for the quarter were $20,467,000 as compared to revenues of $33,903,000 for the prior year's fiscal quarter. The loss for the quarter ended October 31, 2001 was narrowed to $1,859,000 or 17 cents per share, compared to a loss of $2,408,000 or 33 cents per share in the same period of the prior year. For the current year nine month period ended October 31, 2001, the Company reported revenues of $78,803,000 as compared to revenues of $99,804,000 for the prior year's nine month period, and a net loss of $6,366,000 or 64 cents per share, as compared to a net loss of $5,283,000 or 72 cents per share for the corresponding period in the previous fiscal year.

During the fiscal quarter ended October 31, 2001, Covista's results were severely affected by the September 11 terrorist attack. The Company suffered the temporary loss of its New York City switch, which is situated in the immediate vicinity of the World Trade Center. As a result, Covista incurred a significant reduction in wholesale and, to a lesser extent, retail revenues. The impact of the revenue loss, combined with additional expenses, was in excess of approximately $2,000,000. Covista has filed an insurance claim for losses and expenses associated with the events of September 11, and received an initial $300,000 in the quarter. The total claim and final settlement cannot be determined at this time. In addition, the Company's Tennessee expansion accounted for approximately $400,000 in expenses in the quarter. Had the Company not experienced the loss in revenue and additional expense, it would have reported a pretax quarterly profit of approximately $250,000.

John Leach, Covista's President and Chief Executive Officer, said: "We are extremely proud of the way Covista has managed to navigate through the aftermath of September 11. Although our New York customers did suffer outages, some of them significant, we were able to substantially reroute our traffic through other facilities. We opened our Tennessee call center and that facility now is providing a base of operations for much of the new residential business which is beginning to come online. We continued to make progress on the build-out of our national network and never paused in our ongoing efforts to forge new business partnerships with potentially significant sources of future customers." "At the same time," added Mr. Leach, "despite having suffered a drastic decline in revenues as a result of the events of September 11, we were able to cut our operating loss from the comparable quarter of last year. We are gratified that, when the losses uniquely
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attributable to September 11  and the development costs of constructing, equipping and staffing the new Tennessee facility are factored out, Covista would have experienced its second consecutive profitable quarter."

About Covista:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in the commercial, wholesale and residential market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Philadelphia, Las Vegas, Chicago and Dallas, together with the new facilities in Chattanooga. The Company previously announced that it has acquired access to nation-wide telecommunications network facilities comprising 2,822,400,000 DS-0 channel miles of additional capacity. The Company operates a Network Operations Center in Little Falls, New Jersey to monitor its switched network and to coordinate its various services. For information on becoming a Covista customer, please telephone
(888) 426-8478 or visit the Company's website at www.covista.com.

FOR QUARTER ENDED OCTOBER 31, 2001:            2001                 2000
                                               ----                 ----

Revenues                                   $ 20,466,685        $   33,903,099
Cost and expense                             22,256,811            36,219,853
Operating loss                               (1,790,126)           (2,416,754)
Other (expense) income                          (68,824)               13,689
(Loss) before provision for income taxes     (1,858,950)           (2,403,065)
Net loss                                   $ (1,858,950)       $   (2,403,065)
Other comprehensive income, net of tax                -                87,575
Comprehensive loss                         $ (1,858,950)       $   (2,315,490)
Basic loss per common share                $      (0.17)       $        (0.33)
Diluted loss per common share              $      (0.17)       $        (0.33)
Average number of common shares
     Basic                                   10,820,365             7,316,521
     Diluted                                 10,820,365             7,316,521

FOR NINE MONTHS ENDED OCTOBER 31, 2001:         2001                 2000
                                                ----                 ----

Revenues                                   $ 78,803,039         $  99,803,603
Cost and expense                             85,413,972           105,231,172
Operating loss                               (6,610,933)           (5,427,569)
Other net income                                244,876                78,513
(Loss) before provision for (benefit from)
  income taxes                               (6,366,057)           (5,349,056)
(Benefit from) income taxes                                           (65,676)
Net loss                                   $ (6,366,057)        $  (5,283,380)
Other comprehensive income, net of tax                                109,603
Comprehensive loss                         $ (6,366,057)        $  (5,173,777)
Basic loss per common share                $      (0.64)        $       (0.72)
Diluted loss per common share              $      (0.64)        $       (0.72)
Average number of common shares
             Basic                            9,990,562             7,303,600
             Diluted                          9,990,562             7,303,600

Information Relating to Forward-Looking Statements:

This press release contains historical and forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate acquired companies; the ability to successfully develop and bring new services to market; and other risks discussed in the company's SEC filings, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

Readers of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. Covista does not assume the obligation to update any forward-looking statement, except as is required by applicable law.